Exhibit 12

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2003	2002	2001	2000	1999	1998

Earnings:
Income from continuing operations before
income taxes	$299,380	$340,722	$297,534	$273,429	$322,582	$256,305
Interest expense (excluding capitalized interest)	19,241	5,079	5,691	11,900	8,852	8,672
Portion of rent expense under long-term
operating leases representative of an interest factor	2,478	3,058	3,540	3,520	7,728	8,859

Total earnings	$321,099	$348,859	$306,765	$288,849	$339,162	$273,836
Fixed charges:
Interest expense (including capitalized interest)	$19,241	$5,139	$5,691	$11,900	$9,925	$10,063
Portion of rent expense under long-term
operating leases representative of an interest factor	2,478	3,058	3,540	3,520	7,728	8,859

Total fixed charges	$21,719	$8,197	$9,231	$15,420	$17,653	$18,922
Ratio of earnings to fixed charges	14.8	42.6	33.2	18.7	19.2	14.5